

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of

USD 175,000,000 1.5% Global Notes due 16 March 2020
(to be consolidated and form a single series with the Bank's USD 1,000,000,000 1.5% Global Notes due 16 March 2020 issued on 4 February 2013 and the Bank's USD 250,000,000 1.5% Global Notes due 16 March 2020 issued on 30 May 2013)
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 4 February 2015


SEC
Mail Processing
Section

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 175,000,000 1.5% Global Notes due 16 March 2020 (the "Notes") (to be consolidated and form a single series with the Bank's USD 1,000,000,000 1.5% Global Notes due 16 March 2020 issued on 4 February 2013 and the Bank's USD 250,000,000 1.5% Global Notes due 16 March 2020 issued on 30 May 2013) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 4 February 2015 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 4 February 2015 (the "Purchaser's Confirmation"), provided by Scotiabank Europe plc ("Scotiabank") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), Scotiabank has agreed to purchase the Notes. The obligations of Scotiabank are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%[1]	0.125%	99.875%[1]
Total	USD 175,000,000[1]	USD 218,750	USD 174,781,250[1]

[1] Plus 138 days' accrued interest on the principal amount of the Notes from and including 16 September 2014 to but excluding 4 February 2015, in the amount of USD 1,006,250, such that the aggregate net proceeds to the Bank will be USD 175,787,500.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Scotiabank has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the upfront fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing of the Notes and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 3 July 2012.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c) (i) The Programme Agreement dated 3 July 2012.*
(ii) The Purchaser's Confirmation dated 4 February 2015.
(iii) The Agency Agreement dated 3 July 2012.*

(d) (i) The Offering Circular dated 3 July 2012.*
(ii) The Pricing Supplement dated 4 February 2015.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

Scotiabank Europe plc
201 Bishopsgate
6th Floor
London EC2M 3NS

Tel: +44 (0) 20 7638 5644
Fax: +44 (0) 20 7454 9019

GLOBAL BANKING AND MARKETS



4 February 2015

To: European Bank for Reconstruction and Development
Attention: Isabelle Laurent

Dear Sirs,

European Bank for Reconstruction and Development
U.S.$175,000,000 1.5 per cent. Global Notes due 16 March 2020 (the "Notes")
(to be consolidated and form a single series with the Issuer's U.S.$1,000,000,000 1.5 per cent. Global Notes due 16 March 2020 issued on 4 February 2013 and the Issuer's U.S.$250,000,000 1.5 per cent. Global Notes due 16 March 2020 issued on 30 May 2013)
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith. We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisors to the Issuer in connection with the necessary U.S. filing, capped at an amount of US$2000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement will not apply in relation to this issue of Notes.

Scotiabank Europe plc
201 Bishopsgate
6th Floor
London EC2M 3NS

Tel: +44 (0) 207638 5644
Fax: +44 (0) 207454 9019

GLOBAL BANKING AND MARKETS



The net proceeds of the issue are U.S.$175,787,500.00 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with The Depositary Trust Corporation account number 096.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: Scotiabank Europe plc

By: ....
Authorised signatory

4 February 2015

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$175,000,000 1.5 per cent. Global Notes due 16 March 2020
(to be consolidated and form a single series with the Issuer's U.S.$1,000,000,000 1.5 per cent. Global Notes due 16 March 2020 issued on 4 February 2013 and the Issuer's U.S.$250,000,000 1.5 per cent. Global Notes due 16 March 2020 issued on 30 May 2013)
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$175,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	4 February 2015
5	Issue Price:	100.00 per cent. plus 138 days' accrued interest (U.S.$5.75 per Specified Denomination) on the Nominal Amount from (and including) 16 September 2014 to (but excluding) the Issue Date
6	Maturity Date:	16 March 2020
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's U.S.$1,000,000,000 1.5 per cent. Global Notes due 16 March 2020 issued on 4 February 2013 and the Issuer's U.S.$250,000,000 1.5 per cent. Global Notes due 16 March 2020 issued on 30 May 2013, as at the Issue Date

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		16 September 2014
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	1.5 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	16 March and 16 September in each year, commencing 16 March 2015
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London
	(h)	Calculation of interest to be adjusted in accordance with	No

	Business Day Convention specified above:	
17	**Zero Coupon Notes:**	Not Applicable
18	**Floating Rate Notes and Indexed Notes:**	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Dealer** Scotiabank Europe plc 201 Bishopsgate 6th Floor London EC2M 3NS United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager	Not Applicable
30	Additional selling restrictions:	Not Applicable

31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code	088459725
	ISIN Code:	US29874QCH56
	CUSIP Number:	29874QCH5
34	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	None
37	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 5 February 2015 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 5 February 2015 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained. The Notes are to be consolidated and form a single series with the Issuer's U.S.$1,000,000,000 1.5 per cent. Global Notes due 16 March 2020 issued on 4 February 2013 and the Issuer's U.S.$250,000,000 1.5 per cent. Global Notes due 16 March 2020 issued on 30 May 2013, which are listed and admitted to trading on the London Stock Exchange's Regulated Market.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii)	Estimated net proceeds:	U.S.$175,787,500.00
(iii)	Estimated total expenses:	U.S.$10,000

6 **YIELD**

Indication of yield:	1.50 per cent. (semi-annual)
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable